[SPX Letterhead]

September 11, 2007

Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, NE
Washington, DC 20549-6010

Attn:  Mr. Perry Hindin

Re:                             SPX Corporation

Definitive 14A

Filed March 26, 2007

File No. 001-06948

Dear Mr. Hindin:

This letter serves as the formal request of SPX Corporation for an extension in the deadline for replying to the letter from the Staff of the Securities and Exchange Commission to SPX dated August 21, 2007.  As we discussed earlier today, SPX proposes to respond to the Staff’s letter by October 12, 2007.  SPX is requesting the extension to give it additional time to formulate its response and to receive internal approvals to the proposed responses.

Based on our discussion earlier today, it is our understanding that you have no objection to this extension.

Please do not hesitate to contact me with any questions.

Very truly yours,

/s/ Brian R. Webb

Brian R. Webb
Assistant General Counsel, SEC/Corporate Governance
SPX Corporation